Exhibit 3.1

Revised Article III – Section 15 to the bylaws of Double Eagle Petroleum Co.

“Section 15. Chairman of the Board. The board of directors may elect a chairman of the board. The chairman of the board of directors, if one is elected, (i) shall not be deemed an officer of the Company, (ii) may preside, or may direct that the chief executive officer or the president preside, at all meetings of the stockholders and at all meetings of the board of directors, (iii) shall act as the primary contact between the chief executive officer, or if no chief executive officer has been elected, the president, of the Company and the board of directors outside of meetings of the board of directors or committees thereof and (iv) shall exercise and perform such other powers as may be from time to time assigned to him or her by the board of directors or prescribed by these Bylaws.

Revised Article IV – Section 1 to the bylaws of Double Eagle Petroleum Co.

“Section 1. General. The officers of the corporation shall be a president, a secretary and a treasurer. The board of directors may appoint such other officers, assistant officers, and agents, including a chief executive officer, chief operating officer, chief financial officer, one or more assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the board of directors. The salaries of all the officers of the corporation shall be fixed by the board of directors. Any number of offices may be held by the same person with the exception of the office of president and secretary being held simultaneously by the same person, or as otherwise provided in the articles of incorporation or these bylaws.”

Revised Article IV – Section 5(b) to the bylaws of Double Eagle Petroleum Co.

“(b) [Intentionally Omitted]”